UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fitch upgrades Fiat long-term credit rating to 'BB', Outlook remains 'Positive'; Standard & Poor's revises Fiat Outlook to 'Positive', affirming the 'BB' long-term credit rating.

SIGNATURES

Fitch upgrades Fiat long-term credit rating to 'BB', Outlook remains 'Positive'; Standard & Poor's revises Fiat Outlook to 'Positive', affirming the 'BB' long-term credit rating.

Fitch Ratings has today upgraded Fiat’s rating to ‘BB’ from 'BB-'. The Short-term rating was affirmed at ‘B’. The Outlook remains Positive.

Concurrently, Standard & Poor's Ratings Services revised its outlook on Fiat rating to Positive from Stable, affirming the 'BB' long-term and 'B' short-term corporate credit ratings.

Turin, January 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney